

組 織 機 構 図
(Organization Chart)

2021.3.1〜

改正後

（注）　□　は新設、変更箇所を示す。

株 主 総 会
(General Meeting of Shareholders)

監 査 役 会
(Board of Corporate Auditors)

取 締 役 会
(Board of Directors)

監督委員会
(Supervisory Committee)

サステナブル社会推進委員会
(Sustainable Society Realization Committee)

システムリスク管理委員会
(IT Risk Management Committee)

人事協議会
(Personnel Council)

社 長
(President)

常 務 会
(Managing Directors Meeting)

役員部長懇談会
(Directors and
General Managers Meeting)

内部監査室
(Internal Audit Division)

格付評議会
(Credit Rating Council)

チーフ・コンプライアンス・オフィサー
(Chief Compliance Officer)

格付基準委員会
(Rating Criteria Committee)

コンプライアンス統括室
(Compliance Management Division)

格付委員会
(Rating Committee)

サステナブル・ファイナンス評価基準委員会
(SFE Criteria Committee)

サステナブル・ファイナンス評価委員会
(SFE Committee)

調査室
(Research Division)

数理・システム室
(Financial Technology Division)

経営管理企画部
(Corporate Management & Planning Dept.)

特別戦略企画推進部
(Strategic Marketing Dept.)

ＲＭ事業部
(Relationship Management Dept.)

翻訳室
(Translation Division)

情報サービス部
(Information Services Dept.)

国際・広報室
(SFEG International Affairs and Public Relations Office)

評価部
(SFEG Evaluation Dept.)

評価企画部
(SFEG Evaluation Planning Dept.)

サステナブル・ファイナンス評価本部
(Sustainable Finance Evaluation Group)

国際格付部
(International Dept.)

ストラクチャード・ファイナンス第三部
(Structured Finance Dept. III)

ストラクチャード・ファイナンス第二部
(Structured Finance Dept. II)

ストラクチャード・ファイナンス第一部
(Structured Finance Dept. I)

パブリックセクター格付部
(Public Sector Rating Dept.)

中堅・中小企業格付室
(SME Rating Division)

事業格付第二部
(Corporate Rating Dept. II)

医療・学校法人格付室
(Medical & Educational Institution Rating Division)

事業格付第一部
(Corporate Rating Dept. I)

金融格付部
(Financial Institution Rating Dept.)

ハイブリッド商品部
(Hybrid Finance Dept.)

格付プロセス統括部
(Rating Administration Dept.)

格付企画部
(Rating Planning Dept.)